BB

SEC MAIL PROCESSING
RECEIVED
FEB 24 2011
WASH, D.C.
200
SECTION

KW 3/1

11015926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL — STATE OF OHIO

PETER S. WELLER
NOTARY PUBLIC
STATE OF OHIO
Expires 2/15/15
Ham. Co. Ohio

[signature] 2/22/11
Notary Public

[signature]
Signature

Vice President & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedule

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (a wholly owned subsidiary of The Ohio National Life Insurance Company) as of December 31, 2010, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Equities Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2011

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	4,021,336
Accounts receivable from affiliate, net (note 3)		507,515
Federal income taxes receivable (note 2)		117,072
Prepaid state income taxes (note 2)		155,800
Deferred tax asset (note 2)		353,013
Other assets		28,449
Total assets	$	5,183,185

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	350,936
Commissions payable (note 3)		1,325,190
Deferred bonus expenses (note 6)		915,540
Total liabilities		2,591,666
Contingencies (note 5)		
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		3,297,000
Retained deficit		(738,481)
Total stockholder's equity		2,591,519
Total liabilities and stockholder's equity	$	5,183,185

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Operations

Year ended December 31, 2010

Revenues:		
Distribution/sale of annuity contracts (note 3)	$	71,012,136
Other income		2,184
		71,014,320
Expenses:		
Commissions (note 3)		57,492,224
Employee compensation and benefits (note 6)		8,383,262
Regulatory fees and expenses		786,379
Travel and entertainment		2,330,230
Service contracts (note 3)		1,920,475
General expenses		2,515,829
		73,428,399
Loss before income tax benefit		(2,414,079)
Income taxes (note 2):		
Current benefit		(512,934)
Deferred benefit		(201,863)
		(714,797)
Net loss	$	(1,699,282)

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Retained earnings/ (deficit)	Total stockholder's equity
Balance at December 31, 2009	$	33,000	3,297,000	960,801	4,290,801
Net loss		—	—	(1,699,282)	(1,699,282)
Balance at December 31, 2010	$	33,000	3,297,000	(738,481)	2,591,519

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(1,699,282)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in deferred tax asset (non cash)		(201,863)
Decrease in accounts receivable from affiliates		260,225
Increase in income taxes receivable		(232,068)
Decrease in other assets		17,478
Increase in accounts payable and accrued expenses		995,154
Net cash used in operating activities		(860,356)
Decrease in cash		(860,356)
Cash at beginning of year		4,881,692
Cash at end of year	$	4,021,336
Federal income tax received from The Ohio National Life Insurance Company	$	432,831

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the Company) was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (ONLIC), is registered as a broker and dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly. As a result, the Company is exempt from reporting the following schedules: "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts, variable annuity contracts, and fixed annuity contracts on behalf of ONLIC to unrelated third-party broker dealers under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable annuity, fixed annuity, and variable life products. The distribution agreement establishes the amount of revenue due to the Company from ONLIC. Commission expense reimbursed to ONLIC is derived from retail distribution agreements with third-party distributors. See note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual rates established under an administrative agreement with The O.N. Equity Sales Company (ONESCO) and based on annual cost models for direct and indirect costs related to services performed by ONLIC established under an administrative agreement with ONLIC. Additional expenses paid directly by the Company on behalf of ONLIC as established under an administrative agreement are reimbursed monthly and shown as a contra-expense to the corresponding costs. See note 3 concerning related-party transactions.

Employee compensation, regulatory fees, travel and entertainment, printing and prospectuses, and general expenses are recognized as they are incurred by the Company.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Income Taxes

The Company files a consolidated Federal income tax return with its parent company. The method of allocation between Companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for Federal income taxes based on amounts they believe they will owe in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes – Recognition.* This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2010, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2010 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax benefit	$	(844,928)	35.00%
Nondeductible expenses (meals and entertainment)		152,018	(6.30)
State tax and interest benefit, net of Federal income tax benefit		(21,887)	0.91
Total benefit and effective rate	$	(714,797)	29.61%

The Company has established a federal deferred tax asset, related to the deferred bonus plan, in the amount of $320,439 and a state deferred tax asset in the amount of $32,574 as of December 31, 2010. Management considered primarily tax planning strategies and estimated future income in making this assessment and believes it is more likely than not the Company will realize the benefits of the deferred tax assets. The Company has determined a deferred tax asset valuation allowance was not needed as of December 31, 2010.

(3) Related-Party Transactions

The Company has a service contract with ONLIC whereby the Company is billed for services, office space, equipment, and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment, and materials on its own. The expenses incurred pursuant to this contract were $1,899,743 in 2010. The Company had no payable due to ONLIC related to this service contract as of December 31, 2010. These expenses were reduced by $29,268 for employee benefit chargebacks related to National Security Life and Annuity Company (NSLAC), which is an affiliate of the Company.

The Company has a service contract with ONESCO, an affiliate, whereby the Company pays $50,000 annually for services, which include contracting and licensing, marketing, compliance, and training support. There is no assurance that these costs would be similar if the Company had to obtain such services on its own. As of December 31, 2010, the Company had no payable to ONESCO related to this contract.

The Company has an administrative contract with ONLIC whereby the Company is reimbursed for any asset-based nonaffiliated commission expense that the Company pays to other broker-dealers related to the marketing and sale of variable and fixed annuity contracts. The expenses reimbursed pursuant to this contract were $3,027,898 netted against commission expense. The Company has a receivable from ONLIC of $316,120 as of December 31, 2010. The Company has an administrative contract with ONLIC whereby the Company is reimbursed for additional compensation paid to the Company's employees based on the sales of ONLIC's annuity contracts. The expenses reimbursed pursuant to this contract were $812,569, netted against employee compensation and benefits. The Company has a receivable from ONLIC of $22,823 as of December 31, 2010.

The Company has a distribution agreement with ONLIC to distribute variable and fixed annuity contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2010, the sale of these contracts resulted in revenue of $71,012,136 and commission expense of $56,424,526. The receivable due from ONLIC related to this distribution agreement was $278,529 as of December 31, 2010. In addition, the Company pays nonaffiliated commission expense of $4,095,596 related to marketing services and support programs. As of December 31, 2010, there was a payable of $1,325,190 related to these expenses.

As of December 31, 2010, there were receivables from other affiliates of $35,825 related to product marketing and distribution services provided to those affiliates.

As of December 31, 2010, there were payables to ONLIC of $145,782 for expenses paid by ONLIC on behalf of the Company.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital

may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had a minimum capital requirement of $172,778 "aggregate indebtedness" and "net capital" of $2,591,666 and $1,208,330, respectively, and ratio of aggregate indebtedness to net capital of 2.14 to 1.

(5) Contingencies

The Company is currently not a defendant in litigation arising in and out of the normal course of business.

(6) Employee Incentive Plans

On January 1, 2008, the Company implemented a Deferred Bonus Plan for Wholesalers and a Divisional Sales Managers Incentive Bonus Program (the Plans). The Plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive for such employees toward increasing sales and increasing the value of the Company, and employee retention.

The incentive amount is accrued by the Company as an unsecured obligation. The payments are subject to continued employment by the participant.

At December 31, 2010, the total liability for the Plans was $915,540. The total expense at December 31, 2010 for the Deferred Bonus Plan for Wholesalers was $357,583 and for the Divisional Sales Managers Incentive Bonus Program was $165,949.

(7) Disclosures about the Fair Value of Assets, Including Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*.

In January 2010, the FASB issued amended guidance under FASB Accounting Standards Update (ASU) 2010-06. This guidance requires new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements, and clarified the level of disaggregation, inputs, and valuation techniques. This section of ASU 2010-06 is effective for fiscal and interim reporting periods beginning after December 15, 2009. The Companies have adopted this section of ASU 2010-06 effective January 1, 2010. The adoption of this new accounting guidance did not have an impact on the Company's financial statements as all assets, including financial instruments, are classified as Level 1 assets (see further discussion below). In addition, ASU 2010-06 also requires information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This section of ASU 2010-06 will be effective for interim and annual reporting periods beginning on January 1, 2011. The Companies do not expect the adoption of this new accounting guidance to have an impact on its financial statements.

(Continued)

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value on the statement of financial condition as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The types of assets utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets utilizing Level 2 valuations generally include U.S. government securities not backed by the full faith of the government, municipal bonds, structured notes, and certain mortgage-backed securities (MBSs) and asset-backed securities (ABSs), certain corporate debt, certain private equity investments, and certain derivatives, including basis swaps and commodity total return swaps. As of December 31, 2010, the Company had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets utilizing Level 3 valuations are certain mortgage-backed and asset-backed securities, certain corporate debt, certain private equity investments, certain mutual fund holdings, and certain derivatives. As of December 31, 2010, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In thousands of dollars)		
Assets:				
Cash	$ 4,021,336	—	—	4,021,336
Deposits	19,153	—	—	19,153
Total assets	$ 4,040,489	—	—	4,040,489

(Continued)

Cash – Cash is considered Level 1 as it is the functional currency in the United States and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset. The fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the Statement of Financial Condition.

The Company did not have assets that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(8) Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.

Schedule 1

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2010

Aggregate indebtedness:		
Total liabilities	$	2,591,666
Net capital		1,208,330
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $2,591,666)		172,778
Net capital in excess of requirements	$	1,035,552
Ratio of aggregate indebtedness to net capital		2.1448
Net worth:		
Common stock	$	33,000
Additional paid-in capital		3,297,000
Retained deficit		(738,481)
Total net worth		2,591,519
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		507,515
Other assets		654,334
Fidelity bond deductible		221,340
		1,383,189
Net capital before haircuts on securities positions		1,208,330
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,208,330

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2010, filed on unaudited Form X-17A-5, Part IIA on January 26, 2011.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements of Ohio National Equities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

The Board of Directors
Ohio National Equities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011